Exhibit 99.1

Cash Store Financial releases second quarter results

EDMONTON, April 27 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF) (NYSE: CSFS) today announced results for the three and six months ended March 31, 2011. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended March 31, 2011

•	Quarterly revenue of $47.2 million, up 15.7% from $40.8 million for the same period last year.

•	Loan fees of $31.4 million, compared to $31.3 million for the same period last year.

•	Record other revenue of $15.8 million, up 68.1% from $9.4 million in the same period last year.

•	Loan volumes of $198.8 million, up 11.1% from $178.8 million compared to the same period last year.

•	Branch operating income of $12.4 million compared to $13.0 million for the same period last year.

•	Diluted earnings per share $0.14 per share compared to $0.13 per share in the same period last year.

•	Net income of $2.5 million compared to $2.2 million in the same period last year.

•	EBITDA of $6.3 million compared to $5.3 million for the same period last year.

•	Same branch revenues for the 465 locations opened since January 1, 2010 increased 1.6% to $88,100 from $86,700 for the same quarter last year.

•	Branch count was 579, up nine new branches (including two in the UK) from 570 at December 31, 2010.

Highlights for the six months ended March 31, 2011 (table of results at end of release)

•	Revenue of $96.5 million, up 16.3% from $83.0 million for the same period last year.

•	Loan fees of $67.0 million, up 2.3% from $65.5 million compared to the same period last year.

•	Record other revenue of $29.5 million, up 67.6% from $17.6 million in the same period last year.

•	Loan volumes of $415.1 million, up 18.3% from $350.9 million compared to the same period last year.

•	Branch operating income of $26.1 million compared to $28.8 million for the same period last year.

•	Diluted earnings per share $0.33 per share compared to $0.45 ($0.55 after removing class action settlement costs and related taxes) per share in the same period last year.

•	Net income of $5.9 million compared to $7.7 million in the same period last year.

•	EBITDA of $13.8 million compared to $15.9 million for the same period last year.

•	Same branch revenues for the 447 locations opened since October 1, 2009 increased 1.5% to $184,000 from $181,300 for the same period last year.

•	Branch count was 579 up 35 net new branches from 544 at September 30, 2010.

"We experienced strong growth in the second quarter.  Loan volumes and overall revenue were both up relative to the same period last year. We achieved record levels in the other revenue category, which has been a priority strategic focus for management.  Earnings were negatively impacted due to rate caps in regulated provinces and an increased drag on earnings due to the addition of 90 new branches over the past 12 months. We anticipate that earnings will increase as newer branches mature and this drag is reduced, and loan volumes and revenues from other products continue to increase," said Gordon J. Reykdal, Chairman and CEO.

Mr. Reykdal added: "Despite the compression on earnings resulting from rate caps and additional expenditures in regulated provinces, earnings for the period were in line with expectations largely due to the positive increases in other revenues."

Mr. Reykdal further added: "In addition to the earnings drag from a total of 90 net new branches added over the 12 months ended March 31, 2011, key factors impacting earnings include an increase in selling, general and administrative costs due to higher than normal legal costs related to regulatory and class action matters, trademark infringement issues, and additional costs associated with on-balance sheet lending. Notwithstanding these adjustments, relative to the same period last year, we continued to experience growth in our active customer base."

Mr. Reykdal said: "A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to help offset the revenue and earnings compression resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account that features unlimited free cheque cashing and free on-line bill payments was introduced in February 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.  Over future periods, we will continue our focus on the development and roll-out of new products."

Mr. Reykdal concluded, "We have implemented several additional measures to improve earnings. We have slowed our pace of expansion to allow newer branches to achieve more acceptable levels of performance and to allow the overall business to achieve higher profitability. We are increasing the number of openings in the UK in order to take advantage of favourable market opportunities. We have further strengthened our operational capacity through a realignment of, and additions to, our senior management team. "

About Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates six branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended		Six Months Ended

Consolidated results	March 31 2011	March 31 2010	March 31 2011	March 31 2010
No. of branches Canada	573	489	573	489
United Kingdom	6	-	6	-
	579	489	579	489
Loan volumes
Loan fees included	$ 198,775	$ 178,826	$ 415,065	$ 350,931

Revenue
Loan fees	$ 31,423	$ 31,328	$ 67,016	$ 65,488
Other income	15,788	9,430	29,514	17,556
	47,211	40,758	96,530	83,044

Branch expenses
Salaries and benefits	14,113	12,206	28,495	23,900
Retention payments	6,578	5,300	13,767	10,300
Selling, general and administrative	5,930	4,248	11,756	8,362
Rent	4,566	3,479	8,971	6,786
Advertising and promotion	1,303	1,023	2,729	2,083
Provision for loan losses	654	86	1,317	102
Depreciation of property and equipment	1,687	1,374	3,347	2,708
	34,831	27,716	70,382	54,241
Branch operating income	12,380	13,042	26,148	28,803

Regional expenses	3,754	2,959	7,892	5,794
Corporate expenses	4,268	3,700	8,319	7,450
Other depreciation and amortization	547	279	1,088	1,066
Income before income taxes and class action settlements	3,811	6,104	8,849	14,493
Class action settlements	-	2,715	-	2,815
EBITDA *	6,260	5,275	13,760	15,918
Net income and comprehensive income	$ 2,500	$ 2,199	$ 5,852	$ 7,666
Weighted average number of shares outstanding - basic	17,186	16,909	17,142	16,833
Basic earnings per share
Income before class action settlement costs	$ 0.15	$ 0.23	$ 0.35	$ 0.57
Net income and comprehensive income	$ 0.15	$ 0.13	$ 0.35	$ 0.46
Diluted earnings per share
Income before class action settlement costs	$ 0.14	$ 0.23	$ 0.33	$ 0.55
Net income and comprehensive income	$ 0.14	$ 0.13	$ 0.33	$ 0.45
Consolidated Balance Sheet Information
Working capital	$ 15,221	$ 9,885	$ 15,221	$ 9,885
Total assets	115,266	92,803	115,266	92,803
Total long-term liabilities	9,494	3,663	9,494	3,663
Total liabilities	28,768	20,213	28,768	20,213
Shareholders' equity	$ 86,498	$ 72,590	$ 86,498	$ 72,590

*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not provide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF") dated November 24, 2010 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 17:00e 27-APR-11